UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

HOOKIPA Pharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43906K 100

(CUSIP Number)

Armance Bordes

Sofinnova Partners

7-11 blvd Haussmann

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100	Page 2 of 14

1.		Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0583711
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,963,854 shares of common stock, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

3,963,854 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 15.6% (1)
14.		Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Issuer’s Form 424(b)(4) filed with the Commission on April 17, 2019 (the “Prospectus”).

CUSIP No. 43906K 100	Page 3 of 14

1.	Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

3,963,854 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 4 of 14

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 5 of 14

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 6 of 14

1.	Name of Reporting Persons Henrijette Richter (“Richter”)_
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 7 of 14

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 8 of 14

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,963,854 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 15.6% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 25,408,488 shares of common stock outstanding, as reported on the Prospectus.

CUSIP No. 43906K 100	Page 9 of 14

Item 1.	Security and Issuer

(a)       This statement on Schedule 13D relates to the common stock of HOOKIPA Pharma Inc., a Delaware corporation (the “Issuer”).

(b) 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, New York 10118.

Item 2.	Identity and Background

(a)       The persons and entities filing this Schedule 13D are Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”).

(b)       The address of the principal place of business for each of the Reporting Persons is Sofinnova Partners, 7-11 blvd Haussmann, 75002 Paris, France.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 7-11 blvd Haussmann, 75002 Paris, France.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SC VI is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik and Saulnier are French citizens. Richter is a Danish citizen. Seghezzi is an Italian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

In November 2011, SC VI purchased a total of 78,751 shares of Series A preferred stock at €50.80 per share and 6,282 ordinary shares, for an aggregate purchase price of €4,000,000. In December 2016 and March 2017, SC VI purchased a total of 49,219 shares of Series B preferred stock at €60.95 per share, for an aggregate purchase price of € 3,000,000. In December 2017, SC VI purchased a total of 76,283 shares of Series C preferred stock for €72.10 per share, for an aggregate purchase price of € 5,500,004.30. In connection with the Offering, SC VI purchased 357,142 shares of common stock at $14.00 per share or $4,999,988 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. In connection with the Offering, all of the Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock automatically converted into common stock for no additional consideration in accordance with their respective terms.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3, and all of the purchase price was paid through working capital.

Item 4.	Purpose of Transaction.

The common stock acquired by SC VI in the Offering (described in Item 3 above) was acquired solely for investment purposes. SC VI may, from time to time, acquire additional shares of common stock or sell all or a portion of the common stock held by SC VI in the open market or in privately negotiated transactions, or may distribute the common stock held by SC VI to its unitholders. Any actions SC VI might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors’ need for liquidity, and other future developments.

CUSIP No. 43906K 100	Page 10 of 14

As of the date of this Schedule 13D and the date of the event to which this Schedule 13D related, and except as provided herein, SC VI has no plans or proposals relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons. Additionally, on April 17, 2019, Seghezzi was granted the option to purchase 19,200 shares of common stock at an exercise price of $14.00. Each of the Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of their respective pecuniary interests therein.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	See Item 3 above.

(d)	Under certain circumstances set forth in the by-laws of SC VI, the equity holders of SC VI and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of common stock owned by SC VI.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Seghezzi, a managing partner of SC VI, is a member of HOOKIPA Pharma Inc.’s board of directors.

SC VI is party to a Shareholders’ Agreement by and between the Issuer, SC VI and other shareholders (the “Shareholders’ Agreement”). Subject to the terms of the Shareholders’ Agreement, holders of shares of common stock having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The Form of Shareholders’ Agreement is incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K, dated April 23, 2019 (File No. 001-38869).

SC VI agreed that, subject to specified limited exceptions, for a period of 180 days from the date of the Prospectus, it would not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC and RBC Capital Markets, LLC, offer, sell, contract, sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any of their shares of common stock or any securities convertible into, or exercisable or exchangeable for common stock; provided, that these restrictions would not apply to common stock purchased in the Offering, among other exceptions. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC and RBC Capital Markets, LLC, in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

CUSIP No. 43906K 100	Page 11 of 14

Item 7.	Material to Be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on April 8, 2019 as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 8, 2019 (File No. 333-230451).

C.	Form of Shareholders’ Rights Agreement, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 23, 2019 (File No. 001-38869).

D.	Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 8, 2019 (File No. 333-230451).

CUSIP No. 43906K 100	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
		Title:	Managing Partner

By:	/s/ Denis Lucquin
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi

CUSIP No. 43906K 100	Page 13 of 14

EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on April 8, 2019 as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 8, 2019 (File No. 333-230451).

C.	Form of Shareholders’ Rights Agreement, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 23, 2019 (File No. 001-38869).

D.	Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 8, 2019 (File No. 333-230451).

CUSIP No. 43906K 100	Page 14 of 14

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Hookipa Pharma Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 29th day of April, 2019.

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
		Title:	Managing Partner

By:	/s/ Denis Lucquin
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi